UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2020

Fundrise National For-Sale Housing eFund, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10727

Delaware	38-4030901
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle, NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(Zip Code)

(202) 584-0550

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in Statements Regarding Forward-Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, latest results discussed below are as of June 30, 2020. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2020 and 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise National For-Sale Housing eFund, LLC, (“we”, “us”, and the “Company”), is a Delaware limited liability company formed on March 24, 2017, primarily to acquire property for the development of for-sale housing in metropolitan statistical areas (“MSAs”) throughout the United States. Operations commenced on May 4, 2017. We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offering(s)”) to invest in the acquisition of property for the development and rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

 As of June 30, 2020 and December 31, 2019, our portfolio was comprised of approximately $16.2 million and $14.0 million, respectively, of gross capital deployed in controlled subsidiaries and other real estate holding entities, not taking into account distributions, that in the opinion of Fundrise Advisors, LLC (our “Manager”), meets our investment objectives.

 We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in the Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we have raised total gross offering proceeds of approximately $28.7 million and $23.7 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor).

As of June 30, 2020 and December 31, 2019, we have settled subscriptions in our Offerings and private placements of approximately 2,820,000 and 2,346,000, respectively, of our common shares, respectively. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $28.8 million of our previously qualified common shares remained available for sale (based on our current share price) to the public under our Offering.

Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price of our common shares is adjusted semi-annually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal semi-annual period (“NAV per share”).

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.12	Form 1-U
June 30, 2019	$10.25	Form 1-U
December 31, 2019	$10.47	Form 1-U
June 30, 2020	$10.55	Form 1-U

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested and returns, if any, have been received by the eFund. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As of June 30, 2020, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, due to increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 293,000 common shares had been submitted for redemption, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements, for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and rental, or development and sale of For-Sale Housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On May 23, 2018, we substantially commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the six months ended June 30, 2020 and 2019, we had a total net loss of approximately $25,000 and $20,000, respectively, attributable to general and administrative and property operating and maintenance expenses incurred in addition to depreciation.

The Company had thirty-two and twenty-nine investments as of June 30, 2020 and December 31, 2019, respectively. We expect cash flows from operating activities to increase in future periods as a result of adding more single-family residential rental properties that generate rental revenue.

Income

Rental Income

For the six months ended June 30, 2020 and June 30, 2019, we earned rental income of approximately $384,000 and $287,000, respectively. The increase in rental income was due to having twenty-nine single-family residential rental properties operational as of June 30, 2020 compared to only twenty-three residential rental properties operational as of June 30, 2019.

Gain on Sale of Real Estate

For the six months ended June 30, 2020 and June 30, 2019, we earned a gain on the sale of real estate of approximately $0 and $60,000, respectively, as a result of the sale of zero and two residential properties, respectively.

Other Income

For the six months ended June 30, 2020 and June 30, 2019, we earned approximately $38,000 and $5,000 of other income, respectively. The increase in other income during the six months ended June 30, 2020 was due to investing more cash over a longer period of time in money market funds.

Expenses

For the six months ended June 30, 2020 and 2019, we incurred expenses of approximately $447,000 and $372,000, respectively. The increase in expenses during the six months ended June 30, 2020 was due to the commencement of rental operations on an additional six residential properties. As a result of buying additional single-family residential rental properties and placing them in service, property operating and maintenance expenses increased.

General and Administrative

For the six months ended June 30, 2020 and 2019, we incurred general and administrative expenses of approximately $167,000 and $146,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in expenses during the six months ended June 30, 2020 was due to increases in the variable costs associated with operating our business that are relative to the amount of capital deployed.

Property Operating and Maintenance

For the six months ended June 30, 2020 and 2019, we incurred property operating and maintenance expenses of approximately $170,000 and $91,000, respectively. The increase in expenses is due to operating six additional residential properties as of June 30, 2020.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and 2019, we incurred asset management fees of approximately $0 and $44,000, respectively. On December 30, 2019, our Manager reimbursed all asset management fees that we incurred during the year ended December 31, 2019. As such, the Manager has effectively waived all asset management fees from January 1, 2019 through June 30, 2020.

Our Investments

As of June 30, 2020, we have entered into the following investments. No investments have been made since June 30, 2020. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Single Family Residential Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
B15 (C)	30316	6 / 3	1,700	12/1/2017	$321,000	Initial	Update 1 Update 2
K68 (A)	30316	2 / 2	1,800	12/1/2017	$272,000	Initial	Update
W65 (B)	30316	3 / 1	1,500	12/1/2017	$269,000	Initial	Update
473	90037	4 / 2	1,800	2/7/2018	$443,000	Initial	Update
S37	90018	3 / 1	900	2/21/2018	$427,000	Initial	Update
317	90018	3 / 2	1,400	2/21/2018	$535,000	Initial	Update
E81	90011	3 / 1	1,700	4/3/2018	$457,000	Initial	Update
S48	90062	3 / 2	1,100	3/30/2018	$468,000	Initial	Update
E35	90011	3 / 1	1,148	5/15/2018	$457,000	Initial	Update
W47	90011	3 / 1	1,305	5/15/2018	$408,000	Initial	Update
E22	90011	2 / 1	1,008	5/18/2018	$410,000	Initial	Update
C33	90011	3 / 2	1,113	7/2/2018	$338,800	Initial	Update
W11	90037	2 / 1	1,210	7/9/2018	$471,898	Initial	Update
E19	90018	2 / 1	1,308	7/24/2018	$567,700	Initial	Update
E85	90011	3 / 1	1,320	7/31/2018	$435,900	Initial	Update
W114	90037	5 / 1	2,401	8/10/2018	$614,300	Initial	Update
P50	90011	3 / 2	1,841	8/20/2018	$441,000	Initial	Update
E44	90011	4 / 2	1,584	8/28/2018	$513,000	Initial	Update
C38	90011	4 / 2	1,730	9/5/2018	$431,000	Initial	Update
M34	90011	2 / 1	1,200	10/22/2018	$388,000	Initial	Update
W145	90062	3 / 1.5	1,500	11/21/2018	$508,000	Initial	N/A
P29	90016	3 / 1	1,600	11/20/2018	$737,000	Initial	N/A
H95	30310	3 / 2	1,300	11/28/2018	$231,000	Initial	N/A
A49	30310	3 / 2	1,500	11/29/2018	$319,000	Initial	N/A
A50	30310	3 / 2	1,400	11/28/2018	$308,000	Initial	N/A
251	90043	2 / 1	1,000	11/30/2018	$503,000	Initial	N/A
M77	30316	2 / 1	1,000	1/16/2019	$254,000	Initial	N/A
S26 (D)	90016	3 / 2	1,700	3/14/2019	$650,000	Initial	Update
C387	90062	3 / 2.5	1,100	4/5/2019	$589,000	Initial	N/A
S56	90016	3 / 3	1,300	5/1/2019	$736,000	Initial	N/A
236	90018	3 / 2	1,800	8/20/2019	$647,000	Initial	N/A
O92	30310	3 / 3	2,000	9/16/2019	$264,000	Initial	N/A
935	90018	3 / 1	1,300	10/2/2019	$643,000	Initial	N/A
536	90018	4 / 2	1,269	2/11/2020	$698,000	Initial	N/A
S375	90018	4 / 3	1,678	3/2/2020	$718,000	Initial	N/A
M184	90062	4 / 2	1,629	3/3/2020	$682,000	Initial	N/A

(A) - K68 sold on 6/8/2018 for a sales price of approximately $350,000.

(B) - W65 sold on 8/3/2018 for a sales price of approximately $360,000.

(C) - B15 sold on 2/28/2019 for a sales price of approximately $340,000.

(D) – S26 sold on 5/13/2019 for a sales price of approximately $750,000.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had thirty-two investments totaling approximately $16.2 million in deployed capital and had approximately $10.8 million in cash and cash equivalents. As of December 31, 2019, we had twenty-nine investments totaling approximately $14.0 million in deployed capital and had approximately $8.6 million in cash and cash equivalents.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in our Offering Circular here. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of June 30, 2020 and December 31, 2019, we had no outstanding debt. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50.0 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of the residential real estate markets and vibrancy of the for-sale housing market, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the National eFund is well positioned to withstand potential economic shocks or slowdowns in the economy. First, residential property, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, as of August 2020, the National eFund real estate portfolio has taken on zero debt. Management chose to place no senior debt on the properties in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly likely. Our belief is a portfolio of urban infill housing in the center of Los Angeles and Atlanta is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Fed to continue to inject more liquidity into the market (similar to previous Quantitative Easing). When the market recovers, the National eFund portfolio should be able to exit into a housing market with low mortgage rates.

As we described in previous filings over the years, by targeting modest-to-no leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

In an effort to consolidate operations and maximize returns to our shareholders, our Manager commenced internal discussions regarding a potential merger with two affiliates of our sponsor, Fundrise For-Sale Housing eFund – Los Angeles CA, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC. For further information regarding the potential merger, refer to Recent Developments  below.

 Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, Related Party Arrangements, in our consolidated financial statements.

Recent Developments

Other

Event	Date	Description
Ongoing Developments in our Business	06/24/2020

On June 24, 2020, our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger with an affiliate of our sponsor, Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“LA eFund”). As a result of further deliberations, on September 4, 2020, our Manager determined that it is appropriate to include another affiliate of our Sponsor, Fundrise For-Sale Housing eFund – Washington DC, LLC (“DC eFund”), in the potential merger. No definitive plan or agreement of merger has been finalized as of the date of this special financial report, but we intend that any potential merger could be completed by the end of the fourth quarter of 2020. We intend that any potential merger would involve the Company and DC eFund merging with and into LA eFund and would be structured as a stock for stock merger. In exchange for shares in the Company and DC eFund, our shareholders and shareholders of DC eFund would receive shares in LA eFund based on the respective and most recently announced NAV per share amounts for all companies.

Share Purchase Price Update	07/01/2020	Beginning July 1, 2020, the per share purchase price of our common shares was updated to $10.92 due to a semi-annual change in NAV. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise National For-Sale Housing eFund, LLC

Fundrise National For-Sale Housing eFund, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2020 (unaudited)	December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$10,768	$8,629
Other assets	98	153
Investments in single-family residential rental properties, net	13,725	12,440
Investments in real estate held for improvement	2,177	1,297
Total Assets	$26,768	$22,519

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$248	$181
Due to related party	145	22
Settling subscriptions	-	212
Redemptions payable	1,085	161
Rental security deposits and other liabilities	35	37
Total Liabilities	1,513	613

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 2,820,332 and 2,346,432 shares issued and 2,526,882 and 2,194,432 outstanding as of June 30, 2020 and December 31, 2019, respectively	28,379	23,565
Redemptions – common shares	(2,950)	(1,510)
Retained Earnings (Accumulated deficit)	(174)	(149)
Total Members’ Equity	25,255	21,906
Total Liabilities and Members’ Equity	$26,768	$22,519

* Derived from the audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise National For-Sale Housing eFund, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2020 (unaudited)	June 30, 2019 (unaudited)
Income
Rental income	$384	$287
Other income	38	5
Gain on sale of real estate	-	60
Total income	422	352

Expenses
Property operating and maintenance	170	91
Depreciation and amortization	110	74
Interest expense – related party note	-	17
Asset management and other fees – related party	-	44
General and administrative expenses	167	146
Total expenses	447	372

Net income (loss)	$(25)	$(20)

Net income (loss) per common share	$(0.01)	$(0.02)
Weighted average number of common shares outstanding	2,542,508	1,157,195

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise National For-Sale Housing eFund, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2019	2,194,432	$22,055	$(149)	$21,906
Proceeds from issuance of common shares	473,900	4,954	-	4,954
Offering costs	-	(140)	-	(140)
Redemptions of common shares	(141,450)	(1,440)	-	(1,440)
Net income (loss)	-	-	(25)	(25)
June 30, 2020	2,526,882	$25,429	$(174)	$25,255

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2018	976,264	$9,654	$(171)	$9,483
Proceeds from issuance of common shares	531,641	5,380	-	5,380
Offering costs	-	(20)	-	(20)
Redemptions of common shares	(43,685)	(427)	-	(427)
Net income (loss)	-	-	(20)	(20)
June 30, 2019	1,464,220	$14,587	$(191)	$14,396

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise National For-Sale Housing eFund, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2020 (unaudited)	June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(25)	$(20)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	110	74
Gain on sale of real estate	-	(60)
Changes in assets and liabilities:
Net decrease (increase) in other assets	70	(52)
Net (decrease) increase in due to related party	8	(6)
Net (decrease) increase in interest payable - related party	-	(3)
Net (decrease) increase in accounts payable and accrued expenses	42	(54)
Net (decrease) increase in rental security deposits and other liabilities	(2)	17
Net cash provided by (used in) operating activities	203	(104)
INVESTING ACTIVITIES:
Acquisition of real estate held for improvement	(718)	(649)
Improvements of real estate held for improvement	(142)	(67)
Acquisitions of single-family residential rental properties	(1,380)	(1,571)
Improvements in single-family residential rental properties	(10)	(126)
Proceeds from sale of real estate	-	1,042
Release (issuance of) real estate deposits	(15)	3
Net cash provided by (used in) investing activities	(2,265)	(1,368)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	4,742	5,354
Proceeds from note payable - related party	-	300
Repayment of note payable - related party	-	(1,600)
Offering costs	(25)	(123)
Cash paid for shares redeemed	(516)	(397)
Proceeds from settling subscriptions	-	105
Net cash provided by (used in) financing activities	4,201	3,639

Net increase (decrease) in cash and cash equivalents	2,139	2,167
Cash and cash equivalents, beginning of period	8,629	383
Cash and cash equivalents, end of period	$10,768	$2,550

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$-	$20

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY:
Organizational and offering costs accrued	$136	$20
Redemptions payable	$1,085	$83
Improvements of real estate held for improvement included in accounts payable	$20	$33
Improvements of single-family residential rental properties included in accounts payable	$-	$2

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise National For-Sale Housing eFund, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise National For-Sale Housing eFund, LLC (the “Company”) was formed on March 24, 2017, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Real estate property may consist of land, single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other real estate related investments. Operations substantially commenced on May 23, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise National For-Sale Housing eFund, LLC except where the context otherwise requires.

Each single-family real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $39.5 million of shares on August 26, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 2,527,000 and 2,194,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares at $10.00 per share for an aggregate purchase price of $5,000 as of June 30, 2020 and December 31, 2019. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

As of June 30, 2020 and December 31, 2019, the Company’s total amount of equity outstanding on a gross basis was approximately $28.7 million and $22.2 million, respectively, and the total amount of settling subscriptions was approximately $0 and $212,000, respectively. These amounts were based on a $10.47 and $10.25 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC.

The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These may also include distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company records a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager had incurred cumulative organizational and offering costs of approximately $250,000 and $164,000, respectively, on behalf of the Company. The Hurdle Rate was met as of June 30, 2020 and December 31, 2019, so as a result, approximately $86,000 and $21,000 of offering costs were due to the Manager as of June 30, 2020 and December 31, 2019, respectively. During the six months ended June 30, 2020 and the year ended December 31, 2019, the Company reimbursed the Manager approximately $21,000 and $143,000, respectively, in offering costs. As such, approximately $86,000 and $21,000 remained payable as of June 30, 2020 and December 31, 2019, respectively. As of June 30, 2020 and December 31 2019, no offering or organizational costs incurred by the Manger have been forgiven or reimbursed back to the Company. As of June 30, 2020 and December 31, 2019, the Company directly incurred cumulative offering cost of approximately $65,000 and $11,000.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the six month period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the six month period.

Real Estate Deposits

During the closing on an investment in single-family residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

Our investments in single-family residential rental properties and real estate held for improvement include the acquisition of single-family homes, townhomes, and condominiums i) held as rental properties or ii) held for renovation/ redevelopment or are in the process of being renovated, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (“Single-Family Residential Rental Property”) or will need improvements or redevelopment (“Real Estate Held for Improvement”). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a single-family residential property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. All tax periods since inception remain open to examination at this time.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in these consolidated financial statements.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each single-family property is delivered and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Accounting Standards Codification Topic 840, Leases ("Topic 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the Financial Accounting Standards Board ("FASB") issued a document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under Topic 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Entities making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period. We are evaluating this policy election and have not determined if we will evaluate any lease-related relief we provide to mitigate the economic effects of COVID-19 as a lease modification under Topic 840.  While we did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2020, we may be in discussions with tenants and may grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. The nature and financial impact of such rent relief is currently unknown as negotiations are in progress.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

As of June 30, 2020 and December 31, 2019, we had twenty-nine and twenty-seven single-family residential rental properties, respectively.

The following table presents the Company’s investments in single-family residential rental properties (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019 (1)
Land- acquisition allocation	$7,718	$6,709
Building and building improvements	6,328	5,948
Furniture, fixtures, and equipment	6	-
Total gross investment in single-family residential rental properties	$14,052	$12,657
Less: accumulated depreciation	(327)	(217)
Total investment in single-family residential rental properties, net	$13,725	$12,440

(1)	Certain amounts in the prior year’s consolidated financial statements have been presented to conform to current period presentation. Post-acquisition capitalized improvement amounts have been included in with “Building and building improvements”.

As of June 30, 2020 and December 31, 2019, the carrying amount of the single-family residential rental properties above include capitalized transaction costs of approximately $360,000 and $323,000 respectively, which includes cumulative acquisition fees paid to the Sponsor of $268,000 and $241,000, respectively.

During the six months ended June 30, 2020 and 2019, the Company recognized approximately $110,000 and $74,000 of depreciation expense on single-family residential rental properties.

As of June 30, 2020 and December 31, 2019, we had three and two single-family residential properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Land- acquisition allocation	$1,583	$1,025
Building - acquisition allocation	425	265
Work in progress	169	7
Total investment in real estate held for improvement	$2,177	$1,297

As of June 30, 2020 and December 31, 2019, real estate held for improvement included capitalized transaction costs of approximately $55,000 and $37,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $39,000 and $25,000, respectively.

4.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Accounts receivable	$48	$65
Retainers and prepaid improvement costs	3	-
Rent receivable	10	2
Prepaid leasing fee	3	9
Other prepaid expenses	19	77
Real estate deposits	15	-
Total other assets	$98	$153

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020 and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses, and related party payables. The carrying amount of the Company's financial instruments approximates their fair values due to their short-term nature.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees, reimbursements, and compensation in connection with the Company’s offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable as of June 30, 2020 and December 31, 2019.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and 2019, the Manager incurred $73,000 and $20,000 of costs on our behalf, respectively. Approximately $58,000 and $0 of costs were due and payable to the Manager as of June 30, 2020 and December 31, 2019, respectively.

An asset management fee of one-fourth of 0.85% is owed quarterly to the Manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Beginning January 1, 2019, this fee has been based on our NAV at the end of the prior semi-annual period.

For the six months ended June 30, 2020 and 2019, we have incurred asset management fees of approximately $0 and $44,000, respectively. On December 30, 2019, our Manager reimbursed all asset management fees that we incurred during the year ended December 31, 2019. The Manager has continued to waive asset management fees from January 1, 2020 through June 30, 2020. Therefore, as of both June 30, 2020 and December 31, 2019, no asset management fees remain payable to the Manager.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the six months ended June 30, 2020 and 2019, respectively. The Manager has waived all development fees from inception through June 30, 2020.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, there have been no non-performing assets and no special servicing fees have been accrued to the Manager.

The Company will also pay the Manager a disposition fee in the event that a for-sale housing project is sold to a homebuyer investor or if the or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. For the six months ended June 30, 2020 and 2019, no disposition fees have been incurred, respectively. The Manager has waived all disposition fees from inception through June 30, 2020.

During the six months ended June 30, 2019, a related party fund acquired a single family residential property. The deposit for the property, approximately $40,000, was paid by the Company. Upon the closing of the single family residential property, the related party fund reimbursed the Company for the full amount of the deposit.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the six months ended June 30, 2020 and the year ended December 31, 2019, the Company has not purchased any investments that were warehoused or owned by Fundrise Lending, LLC.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and 2019, fees of approximately $8,000 and $9,000, respectively, were incurred to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 9,500 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. For the six months ended June 30, 2020 and the year ended December 31, 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 500 common shares as of June 30, 2020 and December 31, 2019.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its other Fundrise investment funds at a 3.0% interest rate. The total drawn between the ten noteholders was not to exceed an aggregate amount of $10.0 million. The note matured on January 31, 2019. During the six months ended June 30, 2020 and 2019, the Company incurred interest of approximately $0 and $17,000, respectively. In May 2019, the Company paid off the entire balance of the promissory grid note; therefore, as of June 30, 2020 and December 31, 2019, no combined principal and interest remains payable to Rise Companies Corp. The promissory grid note was not extended, and therefore, may not currently be used to fund future transactions.

For the six months ended June 30, 2020 and 2019, the Sponsor incurred $26,000 and $17,000 of costs on our behalf, respectively. As of June 30, 2020 and December 31, 2019, $1,000 and $1,000 of costs were due and payable to the Sponsor, respectively.

The following table presents the Company’s acquisition activity with the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
Acquisition fees incurred and paid to the Sponsor	$41	$44
Acquisition fees reimbursed by the Sponsor	-	(6)
Total acquisition fee activity with the Sponsor	$41	$38

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 25, 2020, for potential recognition or disclosure.

Offering

As of September 25, 2020, we had raised total gross offering proceeds of approximately $28.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our offering and private placements for a gross aggregate of approximately 2,820,000 of our common shares.

Recent and Ongoing Developments in Our Business

On June 24, 2020, our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger with an affiliate of our sponsor, Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“LA eFund”). As a result of further deliberations, on September 4, 2020, our Manager determined that it is appropriate to include another affiliate of our Sponsor, Fundrise For-Sale Housing eFund – Washington DC, LLC (“DC eFund”), in the potential merger. No definitive plan or agreement of merger has been finalized as of the date of this special financial report, but we intend that any potential merger could be completed by the end of the fourth quarter of 2020. We intend that any potential merger would involve the Company and DC eFund merging with and into LA eFund and would be structured as a stock for stock merger. In exchange for shares in the Company and DC eFund, our shareholders and shareholders of DC eFund would receive shares in LA eFund based on the respective and most recently announced NAV per share amounts for all companies.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to Exhibit 2.1 of the Company’s Form 1-A filed on August 11, 2017)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to Exhibit 2.2 of the Company’s Form 1-A filed on August 11, 2017)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular filed on August 26, 2019)
6.1*	Form of License Agreement between Fundrise National For-Sale Housing eFund, LLC and Fundrise LLC (incorporated by reference to Exhibit 6.1 of the Company’s Form 1-A filed on August 11, 2017)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to Exhibit 6.3 of the Company’s Form 1-A filed on August 17, 2017)

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 25, 2020.

Fundrise National For-Sale Housing eFund, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 25, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 25, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)